OMV Investor News

Results for Q1 2007

May 16, 2007
6:30 (BST), 7:30 (CET)

Solid financial performance in a challenging environment

Q4/06	Q1/07	Q1/06	Δ%	in EUR mn	2006	2005	Δ%
394	512	541	(5)	EBIT	2,061	1,958	5
561	480	491	(2)	Clean EBIT	2,257	2,305	(2)
321	401	430	(7)	Net income	1,658	1,496	11
295	332	319	4	Net income after minorities	1,383	1,256	10
411	317	297	7	Clean net income after minorities	1,521	1,391	9
0.99	1.11	1.07	4	EPS in EUR	4.64	4.21	10
1.38	1.06	1.00	7	Clean EPS in EUR	5.10	4.66	9
295	671	506	33	Cash flow from operations	2,027	2,108	(4)
0.99	2.36	1.69	39	CFPS in EUR	6.80	7.06	(4)
–	–	–	n.a.	Dividend per share in EUR	1.05 [1]	0.90	17

[1] Proposal to the Annual General Meeting for 2006

- **Clean EBIT for the quarter at EUR 480 mn down by 2% from Q1/06, mainly due to lower oil prices and a weaker USD; Petrom contributed EUR 118 mn in Q1/07**
- **Clean net income after minorities at EUR 317 mn up by 7%; strong contribution from Borealis**
- **Clean EPS after minorities EUR 1.06 up by 7%; reported EPS increased by 4% to EUR 1.11**
- **Gearing ratio reduced to 3% at end of March due to continuing strong cash flow and despite strong investments and buybacks of shares**
- **Exploration portfolio expanded in Norway and UK**
- **Outlook 2007: We expect a year of further progress in restructuring Petrom as well as in the implementation of our growth strategy. The macro environment is anticipated to be more challenging than in 2006.**

Wolfgang Ruttenstorfer, CEO of OMV

"The business environment in Q1/07 was challenging. While refining margins were stronger than has historically been the case for the first quarter, the Brent crude oil price was USD 4/bbl lower than last year and the weakening of the USD and strengthening of the Romanian Lei also affected our business. In addition, the very mild winter in Europe lead to significantly weaker gas and heating oil demand. Despite this, the Gas business showed again a strong performance. As an integrated oil and gas group we are well positioned: We improved net income after minorities by 4% compared to the same period last year. The integration of our businesses and our strong footprint in Central Europe are key competitive advantages that are driving the improvement in our profitability. Our key focus remains the restructuring process at Petrom. The drilling program has been stepped up, and first results are encouraging. Also the well re-completion program is on track and is set to accelerate in the second half of the year. In Marketing we managed to increase domestic sales and could therefore reduce low margin export sales. While further advancing with Petrom's restructuring we will continue to implement our 2010 growth strategy and strengthen our position in Central and Southeastern Europe."

Move & More. OMV

Financial highlights

First quarter 2007 (Q1/07)

In Q1/07 OMV experienced a challenging environment. The Brent oil price was 7% below last year's level and the weakening USD also hurt the upstream business. Although refining margins improved year on year, the relatively mild winter in Europe had a strong adverse impact on demand, especially for gas and heating oil. The **Group's EBIT** of EUR 512 mn was 5% below the level of Q1/06. The EBIT contribution of **Petrom** was EUR 136 mn. **Net income from investment activities** increased and reflected the significantly stronger contribution from Borealis, and also the inclusion of OMV's stake in the Turkish marketing company Petrol Ofisi. **Net income after minorities** of EUR 332 mn was 4% above last year's level. **Clean EBIT** decreased by 2% to EUR 480 mn after excluding mainly special income from the disposal of assets and the reversal of an impairment write-off. **Petrom's** clean EBIT contribution stood at EUR 118 mn. **Clean net income after minorities** was EUR 317 mn and **clean EPS** after minorities were EUR 1.06, up 7% compared to Q1/06.

In **Exploration and Production (E&P)** clean EBIT decreased by 27% compared to Q1/06, reflecting weaker oil and gas prices, a decline in production, and the pressure from a weaker USD. The Group's oil and gas production amounted to 322,000 boe/d, some 5% lower than in Q1/06, mainly due to technical issues in some of the fields, the natural decline in oil production in Romania, the sale of our assets in Ecuador and the fact that production from Venezuela is no longer consolidated.

In **Refining and Marketing (R&M)** clean EBIT was EUR 29 mn compared to a loss of EUR (34) mn in Q1/06. Improved refining margins, stronger results in the petrochemicals business as well as a good Marketing result offset the impact of weaker sales volumes. Because of the relatively mild winter in Europe, market demand especially for heating oil was significantly weaker than in the same period last year. In addition, inventory was built up ahead of planned shutdowns in Q2/07.

In the **Gas** segment, clean EBIT was boosted mainly by the significant contribution of Petrom's gas marketing activities and the full consolidation of EconGas (not included in Q1/06). A significant contribution came from the storage business, which was supported by increased storage capacities sold.

Significant events in Q1/07

As the total number of convertibles outstanding was less than 10% of the amount originally issued, OMV redeemed the outstanding bonds in February given the strong balance sheet of the Group. OMV started a share buyback program in 2006 which continued in Q1/07 in order to satisfy these bond conversions out of treasury shares and thereby avoid dilution of existing shareholders.

Petrol Ofisi received payment orders from the Turkish Tax Authority, regarding a tax claim for the period 2002 to Q1/06 of about USD 1.2 bn (including a penalty) related to a transaction in 2002 regarding the merger of İs-Dogan into Petrol Ofisi. To terminate the ongoing tax reconciliation it was agreed on May 11 with the Tax Authorities that Petrol Ofisi will pay a settlement in the amount of approximately USD 205 mn (YTL 275.3 mn) which includes also interest payment. Dogan, Petrol Ofisi's largest shareholder and seller of its 34% stake to OMV, has agreed to indemnify OMV against any losses arising from tax related matters relating to the aforementioned transaction. In the course of the quarter OMV bought 4.9 mn additional shares in Petrol Ofisi on the Istanbul Stock exchange, thus increasing our share to 35.2% at the end of March 2007.

On January 31, OMV announced that it has increased production in the Pakistani gas field Sawan from 18,400 boe/d to currently around 20,000 boe/d. This was achieved thanks to plant modifications as well as the drilling of further wells. In addition OMV announced on March 23, a discovery and successful testing of gas in its Latif 1 exploration well in the Latif Exploration Block in the Northern Sindh province of Pakistan.

In the E&P segment four new offshore exploration licenses in Norway and in the UK were obtained, serving to further strengthen our North-West European position. The two blocks in Norway are located in the Norwegian Sea and the Barents Sea, the new licenses in the United Kingdom cover two areas located in the Atlantic Ocean to the West of the Shetland Islands. All four license areas show strong promise for future production.

Outlook 2007

The focus in 2007 will remain on making further progress in the restructuring program of **Petrom** as well as its integration into the OMV Group. The main effort of the modernization process in E&P will be the re-completion of oil producing wells, which started with a test phase in 2006. This program is scheduled to be completed by the end of 2008, with evidence of the first successes expected towards the end of 2007. In the Petrom refineries gradual improvements due to the current restructuring investments are expected, but it is estimated that the most significant earnings improvements will not become visible until after the completion of the large investments in 2011. A major step forward will be made in 2007 through the full implementation of the SAP IT system in Petrom.

We expect the main market drivers (crude price, refining margins and the USD exchange rate) to remain highly volatile in 2007. We expect average **crude prices** in 2007 to be at lower levels than 2006, although with considerable short-term fluctuations. In 2007, the spread between Brent and Urals prices, which has been unusually wide for the last two years, is expected to be slightly below the 2006 level. Regarding the **USD exchange rate**, we expect the dollar to weaken in comparison to last year. The **Romanian Lei (RON)** is expected to be significantly stronger than in 2006. We foresee **refining margins** on a similar level to 2006.

In **E&P** we expect a slight increase after the declining production in 2006, supported by the start of production of fields in New Zealand and Yemen at the end of 2006. The investment priorities for 2007 will be the development of the Strasshof gas field (Austria), the oil fields Maari (New Zealand), Komsomolskoe (Kazakhstan) and the oil field in Block S2 (Yemen), the oil discoveries in Libya and the final works for the gas field Pohokura (New Zealand). In Romania, high investments in the modernization of the production facilities in order to substantially enhance the efficiency of the production process and to decrease production costs will continue. First signs of improvements out of this modernization program are expected by the end of 2007.

In the **R&M** segment three major refinery shutdowns are planned for 2007: a one-month turnaround in Arpechim (extension of the interval between the shutdowns from two to four years) and a shutdown for maintenance of the distillation plant in Schwechat, lasting for approximately one month, in Q2. In Q4 the complete site at Burghausen will be shut down for a turnaround lasting six weeks. In the course of this shutdown the debottlenecked cracker and a new metathesis plant will be put into operation. Due to the planned shutdowns, the Group's total utilization rate in 2007 will be below the level of 2006. The focus of investment in the refineries in 2007 will be the modernization of the Petrobrazi refinery, the completion of the cracker extension in Burghausen and the construction of a thermal cracker in Schwechat in order to be able to use more heavy crude and at the same time to reduce the amount of heavy fuel oil in the product slate. At Bayernoil an extensive restructuring program will be implemented, which will lead to the closure of the site in Ingolstadt in order to implement an improved plant configuration and to secure the refinery network on a long-term basis. Furthermore, preparatory work for the construction of the ethylene pipeline in southern Germany will be undertaken. Due to the further expansion of the filling station network in the European growth markets and a modernization of Petrom's filling stations, sales volumes in Marketing should increase slightly. However, we do not foresee improved margins in Marketing in 2007.

In the **Gas** segment, the consistent pace of internationalization will be continued in 2007. The marketing and trading business is expected to be strengthened further by the presence of the sales and trading subsidiary EconGas in Germany and Italy as well as by the growth of Petrom's gas business in Romania. In the logistics business Austria's significance as one of the central European turntables is further increased by the extension of transit pipelines, the fast growth of the gas hub in Baumgarten and the planned storage projects. The Nabucco project aims to secure an alternative natural gas supply to Europe via a connection to the Caspian region. The project is still in the development phase, during which all technical, legal, commercial and financial issues are being investigated. The final decision is expected towards the end of 2007/beginning of 2008. Feasibility studies for the Adria LNG project and for building of a gas power plant in Romania are scheduled for 2007.

Annual average **investments** of approximately EUR 2 bn, of which around EUR 900 mn are dedicated to Petrom, are planned over the next few years in order to maintain growth momentum and continue the modernization of Petrom's operations. Major acquisitions are not included in this figure. All investment decisions are taken on a value-based approach, which is essential if we are to meet our target of a 13% ROACE over the course of the business cycle, given long-term market indicators.

At a glance

Q4/06	Q1/07	Q1/06	Δ%	in EUR mn	2006	2005	Δ%
5,156	4,594	4,298	7	Sales [1]	18,970	15,580	22
425	421	589	(29)	EBIT E&P	1,908	1,594	20
(44)	29	(37)	n.m.	EBIT R&M	121	411	(71)
49	79	33	140	EBIT Gas	135	68	98
–	–	–	n.a.	EBIT Chemicals	–	6	n.a.
(35)	(17)	(45)	(62)	EBIT Corporate	(103)	(121)	(14)
394	**512**	**541**	**(5)**	**EBIT Group**	**2,061**	**1,958**	**5**
484	389	530	(27)	Clean EBIT E&P [2]	1,974	1,718	15
40	29	(34)	n.m.	Clean EBIT R&M [2]	219	604	(64)
49	79	33	140	Clean EBIT Gas [2]	135	67	103
–	–	–	n.a.	Clean EBIT Chemicals [2]	–	6	n.a.
(12)	(17)	(37)	(55)	Clean EBIT Corporate [2]	(71)	(89)	(20)
561	**480**	**491**	**(2)**	**Clean EBIT [2]**	**2,257**	**2,305**	**(2)**
444	545	526	4	Income from ordinary activities	2,156	1,948	11
321	401	430	(7)	Net income	1,658	1,496	11
295	332	319	4	Net income after minorities	1,383	1,256	10
411	317	297	7	Clean net income after minorities	1,521	1,391	9
0.99	1.11	1.07	4	EPS in EUR	4.64	4.21	10
1.38	1.06	1.00	7	Clean EPS in EUR	5.10	4.66	9
295	671	506	33	Cash flow from operating activities	2,027	2,108	(4)
0.99	2.36	1.69	39	CFPS in EUR	6.80	7.06	(4)
–	–	–	n.a.	Dividend per share in EUR [3]	1.05	0.90	17
–	25	30	(16)	ROFA (%)	27	29	(5)
–	16	22	(30)	ROACE (%)	18	20	(6)
–	17	21	(21)	ROE (%)	20	22	(12)
40,993	39,187	47,282	(17)	OMV employees	40,993	49,919	(18)
35,813	33,964	41,992	(19)	thereof Petrom	35,813	44,693	(20)

[1] Sales excluding petroleum excise tax
[2] Adjusted for exceptional, non-recurring items; figures 2005 exclude results from discontinued operations
[3] Proposal to the Annual General Meeting for 2006

Exploration and Production (E&P)

Q4/06	Q1/07	Q1/06	Δ%	in EUR mn	2006	2005	Δ%
983	892	879	1	Segment sales	3,968	3,444	15
425	421	589	(29)	EBIT	1,908	1,594	20
(59)	32	59	(46)	Special items	(66)	(124)	(47)
484	389	530	(27)	Clean EBIT	1,974	1,718	15

Q4/06	Q1/07	Q1/06	Δ%	Key performance indicators	2006	2005	Δ%
30.2	28.9	30.4	(5)	Total hydrocarbon production in mn boe	118.4	123.3	(4)
329,000	322,000	337,000	(5)	Total hydrocarbon production in boe/d	324,000	338,000	(4)
15.5	14.4	15.6	(8)	Crude oil and NGL production in mn bbl	61.6	65.6	(6)
82.7	81.4	82.4	(1)	Natural gas production in bcf	317.6	322.4	(1)
59.60	57.76	61.78	(7)	Average Brent price in USD/bbl	65.14	54.38	20
54.28	51.89	55.00	(6)	Average realized crude price in USD/bbl	58.07	49.78	17
77.74	38.47	37.19	3	Exploration expenditure in EUR mn	200.48	150.65	33
85.43	17.34	26.77	(35)	Exploration expenses in EUR mn	170.91	132.21	29
11.30	12.18	9.88	23	OPEX in USD/boe	11.15	10.46	7

relevant 2005 figures adopted as including Petrom

Thereof Petrom (included above)

Q4/06	Q1/07	Q1/06	Δ%	in EUR mn	2006	2005	Δ%
196	190	349	(45)	EBIT	972	791	23
(67)	18	57	(68)	Special items	(49)	(100)	(51)
263	172	292	(41)	Clean EBIT	1,020	891	14

Q4/06	Q1/07	Q1/06	Δ%	Key performance indicators	2006	2005	Δ%
205,000	202,000	215,000	(6)	Total hydrocarbon production in boe/d	204,000	217,000	(6)
8.8	8.4	9.0	(7)	Crude oil and NGL production in mn bbl	35.6	38.6	(8)
1.5	1.5	1.6	(5)	Natural gas production in bcm [1]	6.0	6.2	(3)
56.48	54.26	58.26	(7)	Average Urals price in USD/bbl	61.35	50.87	21
51.07	48.79	53.40	(9)	Average realized crude price in USD/bbl	55.51	49.43	12
140.85	154.05	110.5	39	Regulated domestic gas price for producer in USD/1,000 cbm	122.02	94.34	29
14.23	15.51	12.06	29	OPEX in USD/boe	13.87	13.10	6

[1] Reported in bcm, as gas prices in Romania are based on cbm

First quarter 2007 (Q1/07)

- **Lower oil production due to natural decline in Romania and reduced OPEC quotas in Libya; oil production in Yemen steadily increasing**
- **Despite start up of gas field Pohokura (NZ) at the end of 2006, slightly lower gas production due to weaker demand caused by the warm winter**
- **OPEX in USD/boe increased mainly due to FX rates and lower production volumes**
- **Well re-completion and drilling programs in Romania on track and set to accelerate in H2/07**
- **Chergui oil field (Tunisia) sold and impairment write-off reversed for an asset in Kazakhstan**

Segment sales increased despite lower price levels, weaker USD FX-rates and lower sales volumes as inter-segmental sales between E&P and Gas were not included in Q1/06. Whilst the Brent crude price decreased by 7% compared to Q1/06, the Group's average **realized crude price** was USD 51.89/bbl, a decrease of only 6%. The realized/Brent-price differential decreased to USD 5.9/bbl (Q1/06: USD 6.8/bbl) mainly as a result of the timing of liftings. The Group's average **realized gas price** was down by 2% compared to Q1/06, reflecting decreased international price levels, which were partly offset by higher gas price realizations in Romania.

EBIT was down by 29% compared to Q1/06 mainly due to a significantly lower contribution from Petrom, influenced by lower prevailing oil prices, and the weakening USD heavily affecting oil revenues. EBIT includes special items of about EUR 32 mn which relate mainly to special income from the sale of the Tunisian oil field Chergui and to the reversal of an impairment made in 2006 for the field Sinelnikov in Kazakhstan, following its sale in Q2/07. In addition, Petrom received further proceeds in Q1/07 from the sale of non-core rigs in Q1/06. Excluding special items **clean EBIT** was 27% below last year's level.

Production costs excluding royalties in USD/boe (OPEX) increased by 23% compared to Q1/06. In Petrom OPEX was up by 29% due to FX-effects (the Romanian Lei strengthened by 13% against the USD) and the negative impact of lower production volumes on unit costs.

Exploration expenditure was 3% higher than in Q1/06 mainly due to the step up of activities in Petrom (Q1/07: EUR 20 mn, Q1/06: EUR 3 mn), where 9 exploration wells have been drilled in Q1/07 compared to a total number of 6 wells in full year 2006. Additionally, exploration activities also increased in Germany, Austria and Pakistan. In Q1/07 new discoveries were made in Pakistan and Libya and substantial new acreage was secured in Norway and the UK.

Total production of oil, NGL (natural gas liquids) and gas decreased by 5% mainly due to lower production at Petrom but also due to asset sales. **Oil and NGL production** was 8% below Q1/06 due to three main factors: the disposal of Ecuador in Q4/06; the change of contract in Venezuela in Q2/06; and lower volumes in Romania, where the natural decline could only partly be compensated by improved reservoir management and the production drilling campaign. The well re-completion program to reduce maintenance shutdowns is on track. At the end of Q1/07, 179 wells have been modernized. The number of crews working on this program is now being stepped up and will be increased from currently 6 to around 45 during the course of the year. We expect first results from this program towards the end of 2007. The step up in oil production in Yemen contributed positively. **Gas production** decreased by 1%. In Petrom, gas production was negatively impacted by the reduced demand due to the mild winter and lower off-takes by the fertilizer plant Doljchim; the new gas volumes from the start up of production at the gas field Pohokura in New Zealand could only partly compensate for that.

Compared to Q4/06 clean EBIT decreased by 20%. Whilst Brent decreased by USD 1.8/bbl, the Group's realized crude price fell by USD 2.4/bbl due to the composition of liftings. Production volumes were down by 2% due to the continuing natural decline in Romania, new OPEC quotas in Libya, technical issues with Schiehallion in the UK and temporary technical problems in Tunisia. Due to the mild winter, gas sales volumes were significantly below Q4/06, whereas gas production was only slightly down. E&P results were affected by the weakening USD. Petrom's results were particularly burdened by FX effects due to the strengthening of the RON against the USD, as crude price realizations are based on USD and the cost base is in RON. In preparation for the maintenance shutdown of the Arpechim refinery in Q2/07 the crude oil produced has not been entirely processed but has been held in inventory at production cost. Therefore E&P has not yet realized market prices for these volumes, because it is to a large degree physically integrated with Petrom's downstream activities.

In order to reflect the increasing focus on Petrom's international portfolio in the Caspian Region, Russia and the Black Sea, areas where substantial growth and investments are planned, the E&P management resources in Petrom will be strengthened. Johann Pleininger, an experienced E&P manager working with Petrom for the past two years, will take over responsibility for the domestic E&P business, which remains our core focus in Romania. Werner Ladwein, who was heading Petrom E&P in the past but has extensive experience and a strong track record in international expansion, will now be exclusively in charge of Petrom's international portfolio. These changes are subject to the final approval of Petrom's Supervisory Board.

Refining and Marketing (R&M)

Q4/06	Q1/07	Q1/06	Δ%	in EUR mn	2006	2005	Δ%
4,248	3,499	3,893	(10)	Segment sales	17,253	15,081	14
(44)	29	(37)	n.m.	EBIT	121	411	(71)
63	39	2	n.m.	thereof petrochemicals west	128	108	19
(84)	0	(3)	n.m.	Special items	(98)	(192)	(49)
40	29	(34)	n.m.	Clean EBIT	219	604	(64)

Q4/06	Q1/07	Q1/06	Δ%	Key performance indicators	2006	2005	Δ%
3.76	5.25	3.57	47	OMV indicator margin in USD/bbl	4.47	6.04	(26)
6.69	6.26	5.93	5	Refining input in mn t	25.12	24.38	3
97	93	91	2	Utilization rate refineries in %	92	90	2
5.90	5.22	5.61	(7)	Refining sales volumes in mn t	22.97	22.00	4
0.56	0.57	0.54	5	thereof petrochemicals in mn t	2.17	2.02	8
4.77	3.87	4.25	(9)	Marketing sales volumes in mn t	18.53	17.44	6
2,540	2,511	2,531	(1)	Marketing retail stations	2,540	2,451	4

relevant 2005 figures adopted as including Petrom

Thereof Petrom (included above)

Q4/06	Q1/07	Q1/06	Δ%	in EUR mn	2006	2005	Δ%
(155)	(73)	(85)	(14)	EBIT	(338)	(208)	62
(76)	–	–	n.a.	Special items	(84)	(123)	(32)
(79)	(73)	(85)	(14)	Clean EBIT	(254)	(86)	197

Q4/06	Q1/07	Q1/06	Δ%	Key performance indicators	2006	2005	Δ%
2.40	4.33	3.47	25	OMV refining margin east in USD/bbl	4.01	5.29	(24)
1.69	1.67	1.73	(4)	Refining input in mn t	6.86	6.40	7
84	85	88	(4)	Utilization rate refineries in %	86	80	7
1.57	1.32	1.54	(14)	Refining sales volumes in mn t	6.17	5.60	10
0.09	0.09	0.10	(13)	thereof petrochemicals in mn t	0.39	0.55	(29)
1.52	1.10	1.41	(22)	Marketing sales volumes in mn t	5.75	5.07	13
804	776	712	9	Marketing retail stations	804	635	27

First quarter 2007 (Q1/07)

- **Strong refining margins partly offset by weaker sales volumes due to the mild winter**
- **Solid petrochemicals west result due to higher margins and increased volumes**
- **Reduced Petrom export volumes and an overall favorable retail environment improved Marketing results**

Because of the relatively mild winter in Europe, demand especially for heating oil was significantly weaker than in the same period last year. This led to 10% lower **R&M segment sales** compared to Q1/06. Despite lower sales volumes, **clean EBIT** came in above Q1/06, reflecting higher refining margins and positive developments in petrochemicals west as well as the Marketing business. Petrom's refineries benefited from increased margins and first yield improvements; however this was partly offset by the adverse impact of inventory effects due to product prices coming down towards the end of the quarter. No special items were recorded in Q1/07.

The **bulk refining** result dropped mainly due to lower refining sales volumes, which more than offset significantly higher refining margins (OMV indicator refining margin up by 47% compared to Q1/06). The OMV indicator refining margin west of USD 5.59/bbl was some 55% above Q1/06, mainly because of higher gasoline and naphtha spreads. In Petrom the positive impact of higher refining margins, the first improvement in the product slate and the slightly lower energy consumption contributed to the improved result.

Despite 7% lower refining sales volumes, overall **capacity utilization** was up by 2 percentage points compared to Q1/06 because of the necessary inventory build-up ahead

of the scheduled shutdown of the crude units in the refineries Schwechat in Austria and Arpechim in Romania in Q2/07. Capacity utilization in Petrom was below last year's level as product exports have been reduced to optimize overall results. Total **refining sales** were 7% below Q1/06; within this, refining sales at Petrom were 14% lower.

The **petrochemicals** result west (excluding Petrom) was excellent as petrochemicals margins increased by 34%, mainly due to lower naphtha prices. **Petrochemical sales volumes** increased by 5% compared to Q1/06 as a consequence of the capacity increase in Schwechat, which had been still in the start-up phase in the beginning of 2006.

The **Marketing** result came in well above the Q1/06 level, when losses were recorded. In Petrom we managed to reduce export sales (with very low margins) by 45% due to increased domestic sales and product optimizations in the refineries. In addition to higher retail margins, the higher contribution from the non-oil business also helped. Marketing volumes were down overall year-on-year, due to 16% lower commercial sales volumes (mainly significantly reduced sales of heating oil) as a consequence of the extremely mild European winter. Retail volumes, on the other hand, increased by 8% mainly due to the increased efficiency of the retail station network as well as higher demand. Higher retail volumes in Petrom were also a result of improved retail station management, the increased number of the high-standard PetromV stations (47 stations per end of Q1/07) as well as the inclusion of OMV's marketing activities in Serbia and Romania. At the end of Q1/07, some 400 filling stations are already operating under the full agency system. As of March 31, 2007, OMV's overall **retail network** had contracted by 1% compared to end of Q1/06, mainly due to the closure of tail end retail stations.

Compared to Q4/06 Refining clean EBIT improved due to favorable refining margins, which were however to a large degree offset by lower bulk sales volumes and a weaker petrochemicals contribution. The Marketing business was particularly impacted by lower sales volumes due to the mild winter in Europe, in particular sales of heating oil fell sharply in Q1/07. The local Central European area had abundant supply of middle distillates which also put diesel margins under pressure. These negative impacts counteracted the effect of the improved indicator margin.

Gas

Q4/06	Q1/07	Q1/06	Δ%	in EUR mn	2006	2005	Δ%
1,069	889	446	99	Segment sales	2,071	803	158
49	79	33	140	EBIT	135	68	98
0	–	–	n.a.	Special items	(1)	1	n.m.
49	79	33	140	Clean EBIT	135	67	103

Q4/06	Q1/07	Q1/06	Δ%	Key performance indicators	2006	2005	Δ%
4.07	3.96	5.03	(21)	Combined gas sales volumes in bcm	14.11	8.91	58
811,180	804,273	695,068	16	Average storage capacities sold in cbm/h	672,400	579,625	16
11.91	12.15	11.51	6	Total gas transportation capacity sold in bcm	46.90	44.55	5

Thereof Petrom (included above)

Q4/06	Q1/07	Q1/06	Δ%	in EUR mn	2006	2005	Δ%
9	19	11	75	EBIT	44	–	n.a.
9	19	11	75	Clean EBIT	44	–	n.a.
1.56	1.52	1.46	4	Gas sales volumes in bcm	4.97	–	n.a.

First quarter 2007 (Q1/07)

- **Seasonally strong contribution of EconGas**
- **Strong storage business due to increased contracted volumes**
- **Lower sales volumes due to relatively mild winter and reorganization of Russian supply contracts**
- **Positive impact from Petrom's higher sales volumes out of storage**

EBIT was up by 140% compared to Q1/06 mainly due to the full consolidation of EconGas starting with Q4/06.

EBIT in the **marketing and trading business** was boosted by the EUR 36 mn contribution of EconGas. In addition, the business benefited from increased price levels in Romania. The relatively warm winter season compared to an extremely cold winter in 2005/06 resulted in markedly lower sales volumes. EconGas was able to partly offset this decline by increased international short-term wholesale and trading activities. In November 2006, the Russian import contracts were transferred to EconGas and parts of the Russian import volume were transferred to GWH and Centrex, leading to lower sales volumes for the Group. Petrom's contribution to EBIT increased by EUR 8 mn partly due to the gas price increase in Q1/07 and the sale of gas out of storage. In addition, sales volumes increased due to enhanced marketing activities and the obligation to supply a consumer basket (i.e. requirement to sell a certain percentage of import gas) to eligible customers since H2/06. This import requirement had a negative effect on Petrom's results. The import price decreased in the course of the quarter to USD 300/1,000 cbm in Q1/07 (Q4/07: USD 315/1,000 cbm) while the regulated gas price for industrial customers in Romania rose to USD 327/1,000 cbm. The regulated domestic gas price for producers increased by 39% to USD 154.05/1,000 cbm compared to Q1/06. The **transport business** profited from higher transportation volumes. Total gas **transportation capacity sold** increased compared to Q1/06, primarily due to increased capacity as the TAG Loop II started operation at the end of 2006. A significant contribution to overall EBIT came from the **storage business** as high capacities were booked for 2007 following the cold winter in 2005/06. Thus the average storage capacity sold was significantly above last year's level.

Compared to **Q4/06**, results increased by 62%. Seasonally Q1 is always the strongest quarter for EconGas. To compensate for the impact of the mild winter on sales, EconGas increased its short-term wholesale and trading activities and in addition successfully hedged storage volumes. In Romania, the reduced import quota and lower import prices mitigated to some extent the burden from the import obligation. In addition, increased gas prices compensated for lower sales volumes as a consequence of the mild winter. The lower level of Romanian gas demand due to the warm weather was largely compensated by lower import levels. The TAG Loop II started operations in Q4/06 and as a result the total gas transportation capacity increased. Storage capacity sold remained at the high level of Q4/06.

Income statement

Q4/06	Q1/07	Q1/06	Consolidated statement of income in EUR mn	2006	2005
5,156.24	**4,594.06**	**4,298.18**	**Sales revenues**	**18,970.37**	**15,579.70**
(66.24)	(52.99)	(50.63)	Direct selling expenses	(221.84)	(200.92)
(4,105.46)	(3,709.03)	(3,385.30)	Production costs of sales	(15,021.26)	(11,940.75)
984.54	**832.04**	**862.25**	**Gross profit**	**3,727.27**	**3,438.03**
63.86	67.02	97.40	Other operating income	265.87	456.69
(264.54)	(223.60)	(224.11)	Selling expenses	(913.86)	(910.08)
(76.02)	(72.74)	(72.77)	Administrative expenses	(297.09)	(303.32)
(85.43)	(17.34)	(26.77)	Exploration expenses	(170.91)	(132.21)
(8.06)	(2.62)	(2.31)	Research and development expenses	(13.24)	(12.19)
(219.90)	(70.80)	(93.17)	Other operating expenses	(537.02)	(578.54)
394.45	**511.96**	**540.52**	**Earnings before interest and taxes**	**2,061.02**	**1,958.37**
58.97	42.82	30.97	Income from associated companies	184.65	101.74
1.95	8.27	7.51	Income from other investments	25.76	11.97
(8.27)	(17.88)	(53.80)	Interest expenses	(108.76)	(124.04)
(3.30)	0.24	0.55	Other financial income and expenses	(6.45)	(0.34)
49.35	**33.44**	**(14.78)**	**Net financial result**	**95.20**	**(10.67)**
443.80	**545.40**	**525.74**	**Profit from ordinary activities**	**2,156.23**	**1,947.70**
(108.77)	(144.89)	(101.71)	Taxes on income	(506.28)	(487.81)
335.03	**400.51**	**424.02**	**Profit from ordinary activities post taxes**	**1,649.94**	**1,459.88**
(13.56)	0.00	5.94	Results from discontinued operations net of taxes	8.30	35.99
321.47	**400.51**	**429.97**	**Net income for the period**	**1,658.24**	**1,495.87**
294.74	**331.77**	**318.92**	**thereof attributable to own shareholders**	**1,382.60**	**1,256.13**
26.73	68.74	111.05	thereof attributable to minority interests	275.64	239.75
0.99	**1.11**	**1.07**	**Basic earnings per share in EUR**	**4.64**	**4.21**
–	–	–	**Dividend per share in EUR**	**1.05** [1]	**0.90**

[1] Proposal to the Annual General Meeting for 2006

Q4/06	Q1/07	Q1/06	Δ%	in EUR mn	2006	2005	Δ%
60.92	**51.09**	**38.47**	**33**	**Net income from investments**	**210.41**	**113.71**	**85**
36.50	39.55	10.85	265	thereof Borealis	114.45	61.70	85
25.48	3.67	–	n.a.	thereof Petrol Ofisi	46.86	–	n.a.
(5.88)	(5.15)	(4.73)	9	thereof AMI Agrolinz Melamine	(16.17)	1.71	n.m.
(1.00)	–	20.15	n.a.	thereof EconGas	25.26	22.93	10
2.60	3.29	4.03	(18)	thereof Oberösterreichische Ferngas	8.82	9.78	(10)

First quarter 2007 (Q1/07)

The 7% increase in **consolidated sales** compared to Q1/06 mainly reflects the consolidation of EconGas. R&M represented 76% of total consolidated sales; Gas accounted for 18% and E&P for approximately 5% (sales in E&P being in large part intra-group sales rather than third party sales).

The **Group's EBIT** at EUR 512 mn was 5% below the level of Q1/06, mainly due to increased cost of sales and a reduction in other operating income. The EBIT contribution of **Petrom** was EUR 136 mn. **Special income** of EUR 32 mn refers to income from asset disposals (EUR 19 mn for the Tunisian oil field Chergui and additional proceeds from rig sales in Q1/06) and income from the reversal of impairments (EUR 13 mn from the oil and gas field in Kazakhstan). **Clean EBIT** decreased by 2% to EUR 480 mn; within this, the contribution of **Petrom's** clean EBIT was EUR 118 mn.

The EUR 48 mn improvement in the **net financial result** compared to Q1/06 reflects lower net interest expenses due to lower FX losses from cash deposits of Petrom. In addition, higher income from associated companies contributed positively. Borealis showed significant improvements and more than compensated for EconGas now being reported in EBIT due to the full consolidation as of Q4/06.

The equity income of **Petrol Ofisi** at EUR 4 mn was seasonally low. In 2007 Petrol Ofisi received payment orders from the Turkish Tax Authority, regarding a tax claim for the period 2002 to Q1/06 of about USD 1.2 bn (including a penalty) related to a transaction in 2002 regarding the merger of IS-Dogan into Petrol Ofisi. To terminate the ongoing tax reconciliation it was agreed on May 11 with the Tax Authorities that Petrol Ofisi will pay a settlement in the amount of approximately USD 205 mn (YTL 275.3 mn) which includes also interest payment. Dogan, Petrol Ofisi's largest shareholder and seller of its 34% stake to OMV, has agreed to indemnify OMV against any losses arising from tax related matters relating to the aforementioned transaction. In the course of the quarter OMV bought 4.9 mn additional shares in Petrol Ofisi on the Istanbul Stock exchange, thus increasing our share to 35.2% at the end of March 2007.

Current taxes on income of the Group were EUR 143 mn and deferred taxes of EUR 2 mn were recognized in Q1/07. The effective **corporate income tax rate**, based on pre-tax profits, increased to 27% compared to 19% in Q1/06 due to high taxed crude oil liftings in the quarter and the full taxation in Romania as the geological quota in Romania was phased out.

Net income was 7% lower than in Q1/06 at EUR 401 mn. EUR 69 mn of this is attributable to minority interests thus leading to a **net income after minorities** of EUR 332 mn up by 4% compared to Q1/06. **Clean net income after minorities** (excluding net income from discontinued operations) was EUR 317 mn. EPS for the quarter were EUR 1.11, while clean EPS after minorities were up 7% at EUR 1.06 (Q1/06: EUR 1.07 and EUR 1.00 respectively).

Compared to Q4/06 sales declined by 11% mainly due to the lower sales volumes of R&M and Gas as a consequence of the mild winter. EBIT was up by 30% as Q4/06 included special items amounting to EUR 199 mn mainly relating to restructuring. Therefore, after deducting special items, clean EBIT decreased by 14% mainly reflecting mainly lower Petrom results. The net financial result was down by 32% reflecting higher net interest expenses and lower income from associated companies mainly from Petrol Ofisi: Its result was driven by a seasonally weaker business environment compared to Q4/06 and in addition Q4/06 was boosted by significant FX effects due to the appreciation of the YTL against the USD. The corporate tax rate increased from 25% in Q4/06 to 27% in Q1/07, mainly reflecting the effect from the termination of geological quota in Romania and the lower equity contribution of Petrol Ofisi. Net income after minorities, i.e. the net income attributable to own shareholders, was up by 13%.

Balance sheet, capital expenditure and gearing

Consolidated balance sheet in EUR mn	March 31, 2007	Dec 31, 2006
Assets		
Non-current assets		
Intangible assets	206.26	195.81
Property, plant and equipment	8,027.07	7,732.13
Investments in associated companies	1,825.00	1,786.14
Other financial assets	1,468.61	1,598.46
	11,526.95	**11,312.54**
Receivables and other assets	**417.74**	**407.64**
	11,944.69	11,720.19
Deferred taxes	**55.80**	**60.42**
Current assets		
Inventories	2,275.64	2,028.58
Trade receivables	2,002.70	1,922.10
Other receivables and assets	432.65	384.98
Securities and investments	199.44	99.31
Cash in hand and at bank	1,510.23	1,564.26
Non current assets held for sale	23.11	24.18
	6,443.77	**6,023.41**
	18,444.27	**17,804.02**
Equity and liabilities		
Equity		
Capital stock	300.00	300.00
Reserves	7,006.87	6,679.05
Stockholders' equity	**7,306.88**	**6,979.05**
Minority interests	2,280.94	2,197.21
	9,587.82	**9,176.26**
Non-current liabilities		
Pensions and similar obligations	952.49	951.72
Bonds	488.03	491.44
Interest-bearing debts	482.18	489.96
Decommissioning and restoration obligations	1,509.08	1,489.24
Provisions	195.75	190.48
Other liabilities	78.06	80.88
	3,705.59	**3,693.71**
Deferred taxes	**273.77**	**287.32**
Current liabilities		
Trade payables	1,905.40	1,601.78
Bonds	0.00	47.79
Interest-bearing debts	1,060.65	1,264.45
Tax provisions	84.63	67.22
Other provisions	630.45	682.03
Other liabilities	1,195.83	982.99
Liabilities associated with assets held for sale	140.00	0.48
	4,877.09	**4,646.73**
	18,444.27	**17,804.02**

Capital expenditure increased significantly to EUR 528 mn (Q1/06: EUR 433 mn). **E&P** invested EUR 250 mn (Q1/06: EUR 123 mn) mainly in developing fields in Romania, Austria, New Zealand and the UK. CAPEX was EUR 226 mn (Q1/06: EUR 281 mn) in the **R&M** segment for investments in petrochemical projects in Burghausen as well as quality enhancement projects. R&M investments also included the purchase of further 4.9 mn Petrol Ofisi shares. OMV stake at the end of March was therefore 35.2%. The main focus of investment in the **Gas** segment (EUR 32 mn) was centered on the West-Austria gas pipeline (WAG) expansion project. The bulk of the EUR 19 mn invested by **Co&O** went to IT projects and infrastructure, mainly in Petrom.

Total assets grew by EUR 640 mn or 4% to EUR 18,444 mn. This was mainly due to increased inventories in preparation for refinery shutdowns as well as increased property. **Equity** also increased by approximately 4%. The Group's **equity ratio** remained at 52%.

In Q1/07 OMV continued with the share buyback program approved and started in 2006. 1,627,390 shares were bought back at a weighted average share price of EUR 39.86 whereof 1,624,130 were used for serving the conversion of convertible bonds. Thus the total number of own shares held by the Company amounted to 1,292,866 as of March 31, 2007.

In Q1/07, 2,720 convertibles had been bought back at an average price of EUR 405.61. On February 21, 2007 OMV redeemed all remaining outstanding convertible bonds.

As of March 31, 2007, long- and short-term borrowings and bonds stood at EUR 2,031 mn (year end 2006: EUR 2,294 mn) while cash and cash equivalents (including current securities and investments) increased to EUR 1,710 mn (year end 2006: EUR 1,664 mn). OMV therefore reduced its **net debt** position to EUR 321 mn at the end of March 2007, compared to EUR 630 at the end of 2006. As of March 31, 2007, the **gearing ratio** was 3% (year end 2006: 7%).

Cash flows

Q4/06	Q1/07	Q1/06	Summarized statement of cash flows in EUR mn	2006	2005
321.47	400.51	429.97	Net income for year	1,658.24	1,495.87
228.15	206.00	172.77	Depreciation and amortization	809.55	793.98
(0.83)	(1.11)	(2.81)	Write-ups of non-current assets	(5.63)	(2.71)
(19.03)	2.32	11.33	Deferred taxes	19.03	17.86
(10.74)	(3.29)	(56.82)	Losses/(gains) on the disposal of non-current assets	(68.87)	10.99
80.89	(18.45)	(26.87)	Net change in provisions for pensions and severance payments	3.74	39.43
(27.38)	20.96	25.35	Net change in other long-term provisions and abandonment provision	(40.53)	(42.66)
(97.33)	20.33	(28.85)	Other adjustments	(155.91)	(65.77)
475.20	**627.27**	**524.09**	**Sources of funds**	**2,219.62**	**2,246.99**
38.28	(228.89)	(172.14)	(Increase)/decrease in inventories	21.34	(385.91)
360.12	(183.79)	(170.22)	(Increase)/decrease in receivables	72.20	(374.33)
(581.88)	466.30	478.36	Increase in liabilities	(173.13)	322.62
3.55	(10.21)	(154.75)	(Decrease)/increase in short-term provisions	(112.82)	248.72
–	–	0.29	Other changes	–	49.90
295.26	**670.68**	**505.62**	**Net cash from operating activities**	**2,027.21**	**2,108.00**
			Investments		
(492.00)	(510.08)	(314.57)	Intangible assets and property, plant and equipment	(1,376.47)	(1,213.86)
(40.79)	(25.13)	(92.31)	Investments, loans and other financial assets	(961.30)	(621.63)
(41.49)	(0.59)	(64.20)	Acquisitions of subsidiaries net of cash acquired	(161.92)	5.59
(51.61)	32.41	10.57	(Increase)/decrease in short-term financial assets and assets held for sale	(48.82)	(11.61)
			Disposals		
183.55	58.87	108.74	Proceeds from sale of non-current assets	321.64	149.28
1.00	–	–	Proceeds from the sale of subsidiaries, net of cash disposed	1.00	358.10
(441.33)	**(444.52)**	**(351.78)**	**Net cash used in investing activities**	**(2,225.87)**	**(1,334.13)**
23.37	2.45	22.59	Increase in long-term borrowings	275.85	90.48
36.74	(199.29)	(10.46)	Repayments of long-term borrowings	(141.10)	(352.03)
(165.02)	(1.12)	–	Repurchase of convertible bonds	(525.11)	–
(153.83)	(64.86)	–	Repurchase of own shares	(201.79)	–
409.24	(16.37)	(61.86)	(Decrease)/increase in short-term borrowings	696.56	29.59
(0.69)	(6.67)	(2.10)	Dividends paid	(377.62)	(133.97)
0.44	–	0.04	Capital introduced	0.49	0.42
150.25	**(285.86)**	**(51.79)**	**Net cash from financing activities**	**(272.73)**	**(365.51)**
42.02	5.67	52.77	Effect of exchange rate changes on cash and cash equivalents	84.39	76.37
46.20	**(54.03)**	**154.81**	**Net increase in cash and cash equivalents**	**(387.00)**	**484.73**
1,518.06	1,564.26	1,951.26	Cash and cash equivalents at beginning of period	1,951.26	1,466.53
1,564.26	**1,510.23**	**2,106.07**	**Cash and cash equivalents at end of period**	**1,564.26**	**1,951.26**

In Q1/07 **free cash flow** (defined as cash flow from operating activities less cash flow from investing activities) amounted to EUR 226 mn. As no significant dividend payments took place, free cash flow less dividend payments was at a similar level (EUR 219 mn).

Sources of funds were up mainly due to non cash effects of derivative revaluation, which more than compensated for the non cash income from reversal of impairment, the sale of the Chergui oil field in Tunisia, and income from equity investments. In Q1/07 **cash flow used in investment activities** mainly reflected the investments in fixed assets. **Cash flow from financing activities** was negative in Q1/07, mainly due to the repayment of long term borrowings and the cost of buying back shares to satisfy the conversion of convertible bonds.

Economic environment: Oil prices and exchange rates


140
130
120
110
100
90
80
Q1/06
Q2/06
Q3/06
Q4/06
Q1/07
Brent
EUR/USD
EUR/RON

World crude demand in Q1/07 increased modestly by 0.6 mn bbl/d or 0.7% to 85.5 mn bbl/d. A considerable decrease was recorded by the OECD countries in Europe (0.6 mn bbl/d or 3.9%) and overall OECD demand was down by 0.4 mn bbl/d to 49.8 mn bbl/d. The impact of this trend was more than offset by a rise of 1 mn bbl/d or 2.9% in non-OECD demand, of which two thirds was caused by China. World **crude oil production** rose to 85.4 mn bbl/d (0.2 mn bbl/d compared to Q1/06). As a result, there was only a marginal 0.1 mn bbl/d rundown of inventories. OPEC output was 35.1 mn bbl/d representing a market share of 41% (which included Angola for the first time). There were marked shifts within OPEC, with Saudi Arabian and Venezuelan output down by 10% and 7% respectively, and Iraqi production up by 10%. Among the non-OPEC producers the CIS countries recorded a notable output increase of 7%.

Brent started the year on USD 58.9/bbl – about the same as in Q1/06 – and retreated to just over USD 50/bbl by mid-January. Thereafter it climbed steadily to reach 68.60/bbl by the end of March. OPEC production cuts effective February 1 were not the only factor behind the price run-up. Re-nationalization trends in Russia, South America and Africa, the continued dispute over Iran's nuclear program, and shrinking product inventories in consuming countries also played a part. The average price of Brent blend for the quarter was 7% down at USD 57.76/bbl (Q1/06: USD 61.78/bbl). Rotterdam (EUR denominated) **product prices** were 10% to 13% lower and heavy heating oil fell by 27%.

The average **dollar exchange** rate for Q1/07 was 9% lower year on year, at EUR/USD 1.311.

Q4/06	Q1/07	Q1/06	Δ%		2006	2005	Δ%
59.60	57.76	61.78	(7)	Average Brent price in USD/bbl	65.14	54.38	20
56.48	54.26	58.26	(7)	Average Ural price in USD/bbl	61.35	50.87	21
1.289	1.311	1.202	9	Average EUR/USD FX rate	1.256	1.244	1
3.479	3.381	3.564	(5)	Average EUR/RON FX rate	3.526	3.621	(3)
2.702	2.580	2.964	(13)	Average USD/RON FX rate	2.809	2.911	(3)
2.85	4.11	5.02	(18)	NWE refining margin in USD/bbl	4.85	6.38	(24)
4.02	5.70	4.81	19	Med Urals refining margin in USD/bbl	5.41	5.44	(1)

Source: Reuters

Stock watch



120
110
100
90
80
70
60
Q2/06
Q3/06
Q4/06
Q1/07
OMV
ATX prime
FTSE Global Energy
FTSE Eurotop 100

The OMV stock showed a strong performance in the first three months of 2007. The share price had its low on January 10 at EUR 39.10 and rose to the quarter's high at EUR 48.01 on March 26. The performance of the OMV shares on the Vienna Stock Exchange was 9.7% in Q1/07.

For comparison international financial markets remained more or less stable in Q1/07: FTSE Eurotop 100 +1%, Nikkei +0%, Dow Jones -1%. Austrian shares performed slightly stronger, causing the ATX to rise by 2%. The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) decreased by 2%.

ISIN: AT0000743059	Market capitalization (March 31)	EUR 14,084 mn
Wiener Börse: OMV	Last (March 30)	EUR 47.15
Reuters: OMV.VI	High (March 26)	EUR 48.01
Bloomberg: OMV AV	Low (January 10)	EUR 39.10
ADR Level I: OMVKY	Shares outstanding (as of March 31)	298,709,534
	Shares outstanding (weighted) in Q1/07	298,447,922
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	

Further information

OMV

Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; E-Mail: investor.relations@omv.com
Bettina Gneisz, Press Office — Tel. +43 (1) 40 440-21660; E-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office — Tel. +43 (1) 40 440-21660; E-Mail: thomas.huemer@omv.com
Internet Homepage: www.omv.com

Investor News in Q1/07:

2007-01-08 OMV intends to continue to purchase own shares
2007-01-11 Redemption convertible
2007-01-31 OMV increases sales in Pakistani gas field Sawan
2007-02-02 OMV awarded two news exploration licenses in Norway and two in the United Kingdom
2007-02-08 Petrol Ofisi receives tax claim – OMV to be indemnified
2007-03-23 OMV announces gas discovery in Pakistan

The detailed Investor News can be found at www.omv.com > Investor Relations > Data Desk > News Releases

Abbreviations:

bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; cbm/h*km: cubic meter per hour times kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: Euro; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Additional information according to IFRS

Sales

Q4/06	Q1/07	Q1/06	Δ%	in EUR mn	2006	2005	Δ%
983	892	879	1	Exploration and Production	3,968	3,444	15
4,248	3,499	3,893	(10)	Refining and Marketing	17,253	15,081	14
1,069	889	446	99	Gas	2,071	803	158
–	–	–	n.a.	Chemicals	–	204	n.a.
76	66	75	(12)	Corporate and Other	257	201	28
6,376	**5,346**	**5,294**	**1**	**Segment subtotal**	**23,549**	**19,732**	**19**
(1,219)	**(752)**	**(996)**	**(24)**	**less: internal sales**	**(4,578)**	**(4,152)**	**10**
5,156	**4,594**	**4,298**	**7**	**OMV Group**	**18,970**	**15,580**	**22**

EBIT

Q4/06	Q1/07	Q1/06	Δ%	in EUR mn	2006	2005	Δ%
425	421	589	(29)	Exploration and Production	1,908	1,594	20
(44)	29	(37)	n.m.	Refining and Marketing	121	411	(71)
49	79	33	140	Gas	135	68	98
–	–	–	n.a.	Chemicals	–	6	n.a.
(35)	(17)	(45)	(62)	Corporate and Other	(103)	(121)	(14)
394	**512**	**541**	**(5)**	**Segment subtotal**	**2,061**	**1,958**	**5**
(167)	**32**	**49**	**(35)**	**Special items**	**(196)**	**(347)**	**15**
(6)	–	–	*n.a.*	*thereof: Personnel related costs*	*(11)*	*(25)*	*(56)*
(123)	–	–	*n.a.*	*Petrom restructuring costs*	*(133)*	*(212)*	*(37)*
(25)	*13*	–	*n.a.*	*Unscheduled depreciation*	*(82)*	*(69)*	*19*
10	*19*	*59*	*(68)*	*Asset disposal*	*70*	*3*	*n.m.*
(23)	–	*(8)*	*n.a.*	*Insurance*	*(31)*	*(27)*	*15*
1	–	*(3)*	*n.a.*	*Other*	*(9)*	*(16)*	*(44)*
561	**480**	**491**	**(2)**	**OMV Group clean EBIT [1]**	**2,257**	**2,305**	**(2)**
484	389	530	(27)	thereof E&P	1,974	1,718	15
40	29	(34)	n.m.	R&M	219	604	(64)
49	79	33	140	Gas	135	67	103
–	–	–	n.a.	Chemicals	–	6	n.a.
(12)	**(17)**	**(37)**	**(55)**	**Corporate**	**(71)**	**(89)**	**(20)**

[1] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Changes in stockholders' equity in EUR 1,000

	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2007	**300,003**	**795,298**	**5,042,902**	**854,989**	**(14,141)**	**6,979,051**	**2,197,209**	**9,176,260**
Unrealized gains/(losses)								
of securities:								
Profit/(loss) for the year								
before taxes on income				3,657		3,657	(2,334)	1,323
Income taxes				419		419	374	793
Realized gains/(losses) recognized in								
income statement before taxes on income				908		908	873	1,781
Income taxes				(146)		(146)	(140)	(286)
of hedges:								
Profit/(loss) for the year								
before taxes on income				4,954		4,954	3,552	8,506
Income taxes				(2,684)		(2,684)	(854)	(3,538)
Realized gains/(losses) recognized in								
income statement before taxes on income				(6,959)		(6,959)	3,828	(3,131)
Income taxes				8,728		8,728	(612)	8,116
Transfer to acquisition cost				(14,481)		(14,481)	1,060	(13,421)
Income taxes				(177)		(177)	(170)	(347)
Exchange differences from translation								
of foreign operations				15,594		15,594	16,085	31,679
Gains/(losses) recognized directly in equity,								
net of taxes on income				9,813		9,813	21,662	31,475
Net income for year			331,773			331,773	68,740	400,513
Total gains/(losses) for the year			331,773	9,813		341,586	90,402	431,988
Dividend distribution							(6,672)	(6,672)
Repurchase of own shares					(64,861)	(64,861)		(64,861)
Repurchase of convertible bonds		(255)				(255)		(255)
Converting of convertible bonds		(13,366)			64,727	51,361		51,361
Redemption of convertible bonds		(6)				(6)		(6)
Increase/(decrease) in minority interests						0		0
March 31, 2007	**300,003**	**781,671**	**5,374,675**	**864,802**	**(14,275)**	**7,306,876**	**2,280,939**	**9,587,815**

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